Exhibit 11

BNP U.S. FUNDING L.L.C.

COMPUTATION OF NET LOSS PER COMMON SECURITY

(in thousands, except per share data)

For the Six Months Ended June 30, 2004 (unaudited)
Net income	$11,153
Less: preferred securities dividend requirement	19,345
Net loss applicable to common securities	$(8,192)

Securities:
Weighted average number of common securities outstanding	53,011

Net loss per common security	$(154.53)